June 16, 2017

Via EDGAR and Federal Express

Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 4628

Attention:          Irene Barbarena-Meissner

Re:	Royale Energy Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 16, 2017
File No.  333-216055

Dear Ms. Nguyen and Ms. Barbarena-Meissner:

On behalf of our clients, Royale Energy Holdings, Inc. (“Holdings”), and Royale Energy, Inc. (“Royale”), we are responding to the comments contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated May 22, 2017, relating to the referenced filing.  Numbered responses below correspond to the numbered comments in your letter.  On June 16, 2017, the Company filed Pre-Effective Amendment No. 2 to its Registration Statement on Form S-4 (the “S-4/A”), containing the revisions described below. Page numbers in our responses below refer to pages of the S-4/A as filed via EDGAR.  We also have enclosed, via Federal Express, four paper copies of the S-4/A, marked to show changes from Amendment No. 11 and keyed to comments, as well as a copy of this letter.

1.
To the extent our comments on the registration statement also relate to Royale’s Form 10‑K for the fiscal year ended December 31, 2016 and Form 10-Q for the quarter ended March 31, 2017, please make corresponding changes to the disclosures in those filings, as applicable.

Response:  We expect to file Amendment No. 2 to Royale Energy’s Form 10-K for 2016 and Amendment No. 1 to Royale Energy’s Form 10-Q for the first quarter of 2017 to make corresponding changes in those reports where applicable within the next day or so.

1 The paper copies do not include the Annexes to the proxy statement/prospectus, which have not been changed in response to comments.

Securities and Exchange Commission

2.
We note your response to prior comment 4.  We further note that the proxy solicitation is related to Royale Energy’s annual shareholders’ meeting where directors will be elected.  Please disclose that no accountant has been recommended to shareholders for ratification for the current year and the reasons why an accountant was not recommended.  Refer to Item 9(a) of Schedule 14A.

Response:  See Royale’s Principal Accountant, page 130.  We revised the discussion of appointment of the auditors for 2017 to add the following language:

No representatives of SingerLewak LLP are expected to be present at the annual meeting.

~~Although~~ [T]he audit committee has the sole responsibility to appoint the auditors ~~as required~~ under the Securities Exchange Act of 1934~~,~~[.  The audit committee has not yet concluded an engagement agreement with SingerLewak LLP (or any other accounting firm) to audit and report on Royale’s financial statements for the year ending December 31, 2017. Accordingly, Royale has not submitted a request to ratify the appointment of the auditors to their shareholders for their approval at the Annual Meeting of shareholders.]  [T]he [audit] committee welcomes any comments from shareholders on auditor selection or performance.  Comments may be sent to the audit committee chair, Ronald Verdier, care of Royale Energy’s executive office, 1870 Cordell Court, Suite 210, El Cajon, California 92020.

3.	Please include updated financial statements and related financial information for both companies in your next amendment to the registration statement as required by Rule 8-08 of Regulation S-X.
Response:  We updated the financial statements and related financial information throughout to include results for the first quarter of 2017.
Selected Unaudited Pro Forma Condensed Consolidated Combined Financial Information
4.
You state the pro forma table sets forth information relating to the merger as if it had become effective on December 31, 2016.  Please note your pro forma statement of operations should be presented as if the merger was completed as of January 1, 2015.  It is only the pro forma balance sheet that should be presented as if the merger was completed on December 31, 2016.  Refer to Rule 11-02(b)(6) of Regulation S-X and revise your pro forma financial information as necessary.

Response:  The revised pro forma statement of operations in Amendment No. 2 is presented as of December 31, 2016, and March 31, 2017, as if the merger were completed as of March 31, 2017, and the pro forma balance sheet is presented as of March 31, 2017, as if it were completed on January 1, 2016.

Securities and Exchange Commission

Risk Factors
5.
Please add a risk factor to explain that the report of Royale’s independent registered public accounting firm includes an explanatory paragraph about the existence of substantial doubt about your ability to continue as a going concern.  Refer to Item 503(c) of Regulation S-K.

Response:  See page 35.  We added the following risk factor.
Our financial statements are qualified depending on our ability to operate as a going concern.
Our financial statements as of December 31, 2016, and the year then ended, contain a “going concern” qualification.  The qualification states that, because we have suffered continuing losses from operations, our total liabilities exceed total assets and we have an accumulated stockholders’ deficit.  This raises substantial doubt about our ability to continue as a going concern.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty. .  The proposed merger is one of the steps we are taking to remedy the conditions that have caused this.  However, there is no guarantee that if the merger is approved, that it will resolve all of the issues involved.
The Mergers
Background of the Mergers
6.
We note your response to prior comment 9.  Please expand your disclosure to briefly describe the differences between Matrix’s initial counterproposal and revised counterproposal and the reason(s) why Matrix revised its initial counterproposal.

Response:  See page 57. We added the following language:
Matrix’s counterproposal was revised mainly to provide greater clarity on the conversion ratio of the preferred, ten shares of common for every one share of preferred, and to add an automatic conversion feature whereby the preferred shares automatically convert to common at a certain price target. The preferred automatically converts to common once the volume weighted average price of the common stock has traded in excess of $3.50 for 20 consecutive days. The conversion ratio in Matrix’s initial counterproposal was ambiguous, and included no automatic conversion feature.
Opinion of Northland Capital Markets to Royale Board of Directors
7.
We note your response to prior comment 13 and the revised disclosures.  Please disclose all of the financial analyses that Northland presented to the Royale board in connection with the rendering of its opinion, and include summaries of all material analyses.  In this regard, we note that there is no discussion in the proxy statement/prospectus of the financial analyses performed by Northland with respect to Royale or the equity contribution analysis.

Securities and Exchange Commission

Response:  See pages 61-68.  The discussion of the Northland financial analyses have been updated to include summaries of their material analyses, including Royale’s equity contribution analysis.
8.
Please disclose the material assumptions used in Northland’s discounted cash flow analysis and net asset value analysis.  Please also explain the methodology used to determine the discount rate of 10% in the discounted cash flow analysis.

Response  See pages 67-68.  Northland’s material assumptions used in the discounted cash flow analysis and net asset value analysis have been added.
Unaudited Pro Forma Condensed Consolidated Combined Financial Information
9.
Please address the following points as it relates to your computation of the purchase price consideration and allocation and your determination of the fair value of the assets acquired and liabilities assumed:

—          Please show how you calculated the shares of Holdings to be issued to the Matrix owners.
Response:  The Merger Agreement provides that the shares of Holdings to be issued to the Matrix owners (the “Aggregate Matrix Number”) equals the “Aggregate Royale Number,” defined in Section 3.01(c) of the Merger Agreement as the number of shares of Royale Common Stock subject to conversion under  Section 3.01 together with all Shares issuable pursuant to (i) any Royale Benefit Plan or other compensation agreement, and (ii) any other obligation of Royale to issue Shares, including any Shares issuable under any convertible Indebtedness.  The Royale shares to be converted at the time of filing Amendment No. 1, included 61,793 shares which were reserved for issuance to former Series AA preferred shareholders. In Amendment No. 1 to the S-4, we calculated this number as follows:
Outstanding Royale common shares to be converted in merger	21,836,033
Reserved for issuance to former Series AA preferred holders	61,793
Shares issuable on conversion of notes	3,950,000
Shares issuable to employees as compensation	60,000
Total	25,846,033

Since filing Amendment No. 1, all matters regarding issuance of shares to the former Series AA holders have been resolved.  Royale has reserved 23,331 shares of its common stock for issuance to former Series AA holders who cannot be located at present.  In the Amendment No. 2 to the S-4, the Aggregate Royale Number has been adjusted for the current number of Royale common shares outstanding as of May 30, 2017, as follows:

Securities and Exchange Commission

Outstanding Royale common shares to be converted in merger	21,797,572
Reserved for issuance to former Series AA preferred holders	23,331
Shares issuable on conversion of notes	3,950,000
Shares issuable to employees as compensation	60,000
Total	25,855,182

—          Tell us why you have used the share price of Royale common stock as of March 20, 2017 in your computation of the purchase price.  We would expect you to use the most recent stock price to determine the value of stock to be issued and include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your public shares’ price.
Response:  Use of the March 20, 2017, Royale common stock price in S-4 Amendment No. 1 was an oversight. We have used the closing stock price on June 12, 2017 in S-4 Amendment No. 2.  We acknowledge the need to use a current stock price in our computations and will update as required prior to mailing the proxy statement/prospectus.  We added a section entitled Purchase Price Analysis, page 101, which includes a sensitivity table based on a price increase or decrease of +- 25%.
—          Explain why you have included the Matrix Class B equity as a liability assumed in your purchase price allocation as it is not a liability and will be exchanged for shares of convertible preferred stock in Holdings.
Response:  See pages 96 & 99.  We revised the purchase price adjustments to treat the acquisition of Matrix partnership interests as equity rather than debt.  The Royale Series B Preferred Stock is part of the consideration being given to Matrix in the purchase.
—          Please include details of the estimates and assumptions used to determine the fair value of Matrix’s oil and gas properties and land acquired.  Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.
Response:  See page 100.  We added the following disclosure to Note (b), Adjustments to reflect value of Matrix oil and gas properties:
The value of Matrix oil and gas reserves was estimated using the present value of reserves reflected on Matrix engineering reports, discounted at 10%, and discounted further for risks associated with developing proved developed non-producing reserves and proved undeveloped reserves.
—          Please disclose in further detail the nature of the adjustment to accrued liabilities.
Response:  We changed the line, “Other accrued liabilities” to read, “Estimated merger costs”, and we changed note € to read, “Estimated legal and accounting expenses associated with the merger.”

Securities and Exchange Commission

—          Please consider the guidance in FASB ASC 805-30-25 to the extent your revisions to the purchase price consideration and allocation result in the fair value of the assets acquired and liabilities assumed exceeding the fair value of the consideration transferred.
Response:  Royale does adhere to 805-30-25 and will recognize any difference between purchase price and fair market value. At this time, we believe that the purchase price is the fair market price of the assets being acquired.  We believe that any further change in the fair market price of the assets, prior to closing, will likely be equally reflected in Royale’s stock price due to the markets expectation of consummation of the transaction.  Any future change could result in the need to recognize good will or value purchase, pursuant to 805-30-25.
10.
We note in response to prior comment 18 you now present pro forma per share information as part of your pro forma condensed financial information on page 30; however, please include pro forma per share data in your detailed pro forma financial statements as well.  The guidance in Rule 11-2(b)(7) of Regulation S-X specifically states that primary and fully diluted pro forma per share data should be presented on the face of the pro forma income statement together with the number of shares used to compute such per share data.

Response:  See page 98.  We added the share price information to the pro forma operating statement.
11.
Please refer to prior comment 19.  We do not see where you have provided the pro forma reserve information and pro forma standardized measure of discounted future net cash flows information in your filing.  As such, we reissue our prior comment 19 in its entirety.

Response:  We added pro forma reserve information and pro forma standardized measure of discounted future cash flows on page 102, and we added summary reserve and future cash flow information on page 31.
12.
In your response to prior comment 20 you state that you believe there are no pro forma adjustments required to depict the tax effect of the merger.  Please include a note in the pro forma financial statements explaining why there is no tax effects associated with the merger.

Response:  We added the following Note (j) on page 100:
(j)	No pro forma adjustments have been included regarding the tax effects of the merger, which is expected to be treated as a tax free exchange by the merger constituents.

Securities and Exchange Commission

Unaudited Pro Forma Condensed Combined Balance Sheet
13.
Please remove the $40,561,882 Common stock and $703,567 Paid in capital account balances from your historical Royale balance sheet column as these balances are not reflected on the audited balance sheet of Royale on page F-4.

Response:  See page 96.  These entries have been deleted from the Unaudited Pro Forma Condensed Combined Balance Sheet.
14.
It appears you present adjustments to Paid in capital on a net basis on the pro forma balance sheet.  Please revise your presentation to provide each adjustment on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.

Response:  See Note (g), page 100.  We listed adjustments to paid in capital in Note (g), as follows:
(g)	Adjustments to record cancellation of Royale common stock, no par value, and issuance of Holdings common stock, par value $0.001 per share.

Cancellation of Royale common stock, no par value	$(41,240,449)
Cancellation of Matrix common stock no par value	(5,000)
Additional paid in capital	53,086,979
Additional accumulated deficit	2,465,722
Cancellation of Matrix non-controlling interest - subsidiaries	10,709,041
Cancellation of Matrix non-controlling interests – affiliates	(667,098)

Unaudited Pro Forma Condensed Statement of Operations
15.
As requested in our prior comment 22, please include a description of the Sansinena Oil Field and East LA Field transaction and an explanation for its inclusion in the pro forma financial information.  In addition, you state that you intend to file pre-acquisition financial statements of the Sansinena and East LA Oil Field.  Please include these financial statements in your next amendment to the registration statement.

Response:  See page 92.  We added the following paragraph at the beginning of Unaudited Pro Forma Condensed Consolidated Combined Financial Statements.
Matrix acquired an interest in two oil fields, the Sansinena Field and the East LA Field, in the Los Angeles basin of California, effective as of April 2016 (the “Sansinena Acquisition”). The following unaudited pro forma consolidated financial information combines the audited results of Matrix for the year ended December 31, 2016 and unaudited financial results of the Sansinena Field and the East LA Field and assumes that the Sansinena Acquisition, which closed on in April 2016, was completed on January 1, 2016. The pro forma consolidated financial information has been calculated after applying Matrix’s accounting policies. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the operating results of the Company that would have been achieved had the Sansinena Acquisition actually taken place on January 1, 2016. In addition, these results are not intended to be a projection of future results and do not reflect events that may occur after the Sansinena Acquisition, including but not limited to revenue enhancements, cost savings or operating synergies that Matrix may achieve as a result of the Sansinena Acquisition.

Securities and Exchange Commission

16.	We note you include a pro forma adjustment to remove the net loss attributable to non-controlling interest. Please reference this adjustment to a note that explains the nature of it.
Response:  See Note (i), page 100.  We added a reference to note (h) on the pro forma statement of operations, which reads as follows.
(i)	Elimination of non-controlling interest in Matrix partnership losses.
17.
Please revise your pro forma consolidated statement of operations to include a pro forma adjustment for depreciation expense related to your new basis of acquired oil and gas properties.  Include in a pro forma note details of how you calculated the pro forma depreciation amount.

Response:  We adjusted the amount of depreciation expense on the pro forma combined statement of operations and added the following Note (h) on page 100:
(h)
The depletion, depreciation and amortization (DD&A) total was calculated for the combination of Royale and Matrix using the assets of Royale at cost together with the Matrix assets based on the fair market value of the oil and gas properties estimated at the time of the merger.  The estimated increase in DD&A was determined by dividing the incremental increase in value of the Matrix assets over the reserve base at the beginning of 2016 on a Boe basis and then multiplying that by the production for the year 2016 on a Boe basis.  This resulted in an increase to DD&A of $178,912 for the twelve months ending December 31, 2016.

Royale’s Properties
Net Proved Oil and Natural Gas Reserves
18.
Based on the disclosure of proved reserves provided elsewhere on page F-23, there appears to be a material change in the net quantities of proved undeveloped reserves that occurred during 2016.  Please expand your disclosure to explain the underlying factors so that the change in net reserves between periods is fully explained.  Alternatively, expand your disclosure to provide a tabular reconciliation and related narrative discussion comparable to the disclosure regarding the changes in Matrix’s proved undeveloped reserves provided on page 131.

Response:  See page 117.  We added the following explanation of the change in Royale’s proved undeveloped oil reserves during 2016.
During 2016, 100% of our 2015 proved undeveloped oil reserves were reclassified to proved developed reserves due to the successful completion of one well on the location of all of our 3015 proved undeveloped oil reserves.  As a result, as of December 31, 2016, we reduced proved undeveloped oil reserves to zero (0) and increased proved developed oil reserves to 5,856 bbl.
During 2016, Royale’s PUD gas reserves decreased by an immaterial amount of 21,675 Mcf (6.4%).

Securities and Exchange Commission

Royale Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity
19.
We note you entered into negotiations with two shareholders of Matrix to issue convertible promissory notes totaling $1,580,000 with a conversion rate of $.40 per share and warrants to purchase one share of common stock for every three shares of common stock issuable upon the conversion of the notes.  Further, we note you reflect the cash received from the Matrix shareholders as cash advances on your balance sheet rather than convertible debt as negotiations have not yet concluded.  Please provide current details of the status of your negotiations as we note you have filed as Exhibits 10.1 and 10.2 the agreements associated with these convertible notes.

In addition, please tell us why you have not presented the issuance and conversion of these notes in your pro forma financial information as the notes automatically convert upon the approvals of the merger and conversion by the shareholders of Royale.
Response:  The notes have been characterized as cash advances rather than short term promissory notes because the investors have not returned a signed subscription agreement for the note to the company.  The company believes that, in absence of the executed subscription agreement, the note may not be deemed a Firm Commitment pursuant to ASC 470-20-20,  and has therefore chosen to classify it as “cash advances from Investors” until such time as the fully executed subscription agreement is received. The notes have been executed and delivered by the company and are enforceable according to their terms and have thus been filed as exhibits to the S-4.  We revised the Capital Resources and Liquidity paragraph on page 129 to state that the promissory notes were issued, as follows:
In July 2016, ~~we entered in negotiations with two separate investors to issue~~ [we received a cash investment of $1,580,000 from two investors to purchase] convertible promissory notes of $1,280,000 and $300,000, with a conversion price of $0.40 per share, with warrants to purchase one share of common stock for every three shares of common stock issuable upon conversion of the notes.
Regarding the treatment of the notes in the pro forma financial information, the revised pro forma consolidated combined balance sheet shows the stock as having been converted to equity in the merger, and we added note (k) on page 100 explaining adjustment to liabilities on conversion of the notes.
Matrix’s Oil & Gas Properties
Oil, Gas and Natural Gas Liquids Reserve Information
20.
We note disclosure of a tabular summary of proved developed and undeveloped reserves by product type and the present value discounted at 10%.  However, an arithmetic summation of the individual figures presented in the table appears to be inconsistent with the grand total of such figure shown in the line item entry “Total proved.”  Furthermore, the net quantities of crude oil and natural gas presented on page 130 appear to be inconsistent with the comparable figures presented on page F-53.  Please resolve these inconsistencies or tell us why a revision is not needed.

Securities and Exchange Commission

Response:  We have corrected the table in under Oil, Gas and Natural Gas Liquids Reserve Information, page 138.  We also made corrections to the table under Changes in Estimated Reserve Quantities, page F-64.
Production, Average Price and Average Production Cost, page 132
21.
The 2016 crude oil and natural gas production figures presented on page 132 appear to be inconsistent with the comparable figures presented on page F-53.  We also note the 2015 and 2014 production figures presented on page F-53 appear to exclude the net quantities of NGL production disclosed on page 132.  Please resolve these inconsistencies or tell us why a revision is not needed.

Response:  See page 140.  We corrected the arithmetic errors in the oil and gas production figures.  We also corrected typos in the production table on page F-64.
22.
We note the disclosure revisions and written response to our prior comment 32 do not appear to resolve the apparent inconsistency between the production figures for the Sansinena and East LA Fields provided on page 133 and production figures disclosed on page 132.  Furthermore, the disclosure on page 133 relating to the Sansinena and East LA Fields appears to include production that predates the date that Matrix acquired an ownership interest.  Please note Instruction 1 relating to the disclosure of production under Item 1204(a) of Regulation S-K clarifies that net production should only include production that is owned by the registrant and produced to its interests.  Please resolve the apparent inconsistencies relating to the disclosure of Matrix’s production for the years ended December 31, 2016, 2015 and 2014 including such disclosure regarding the interests acquired by Matrix in 2016 in the Sansinena and East LA Fields.

Response:  See page 140.  We deleted the three year historic production figures for Matrix’s interest in the Sansinena and East LA Fields, which included periods prior to the Matrix acquisition.  The first table on page 140 show Matrix’s production for 2016, 2015 and 2014 without the Sansinena/East LA Fields, and the second table shows Matrix’s total production for 2016 with Sansinena included.  Only the Sansinena/East LA production since the effective acquisition date of April 1, 2106, is included in the second table, and only Matrix’s net revenue interest in production from these fields is included.  We revised the introductory sentence above the second table as follows:
After giving effect to the 2016 acquisitions [from the date of the acquisitions on April 1, 2016, to year end], the combined 2016 production figures ~~for~~ [attributable to] Matrix’s [net revenue interest in the] properties are as follows:
Matrix Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Twelve Months Ended December 31, 2016, as Compared to the Twelve Months Ended December 31, 2015
23.	Please expand your disclosure to include a discussion of the changes in reserves that occurred during 2016 comparable to the disclosure provided on page 144.

Securities and Exchange Commission

Response:  See page 152.  We added the following disclosure.
Changes in Reserve Estimates
During 2016 our total proved undeveloped reserves increased 2,484% from 416 Mboe to 10,568 MBoe, an increase of 10,152 MBoe.  Reserves of 182 MBoe were reduced for price reductions.  Matrix added 10,334 MBoe of proved undeveloped reserves through acquisition of the Sansinena Field in LA County.
During 2015, our overall total proved reserves decreased by 25% and our previously estimated total proved  reserve quantities were revised downward by approximately 253,345 BOE’s.  This downward revision was primarily due to reduction in the oil prices in 2015 versus 2014 and 2015 production.
Financial Statements of Royale Energy, Inc.
Note 1-Summary of Significant Accounting Policies
Other Receivables
24.
We note that your allowance for uncollectible accounts was unchanged at December 31, 2016 as compared to December 31, 2015.  Tell us how you determined the allowance for bad debt as of each year end, and in view of the higher accounts receivable balance at December 31, 2016, your basis for concluding that the allowance as of December 31, 2016 is adequate.

Response:  Other receivables result from receivables from direct working interest owners and other industry partners, mainly for operating expenses of wells that Royale operates.  Prior to November 2016, Royale limited its attempts to recover these operating expenses to revenues from the well where the charges originated.  For example, if a direct working interest owner owned interests in Well # 1 and Well # 2, and the owner was charged for operating expenses on Well #1, Royale would collect from the owner only from income received on Well #1.  The result was that accounts receivable would accrue but would no longer be collected if Well # 1 ceased production.  That is, Royale assessed its ability to collect A/R balances by determining the remaining revenue expected on a well by well basis.
In November2016, Royale changed its policy and began collecting accounts receivable on a per account, rather than a per well, basis.  So if the same direct working interest owner was charged for operating expenses on Well #1 and Well #1 ceased operating, the A/R balance would be collected from all revenue due to the owner’s account, on both Well #1 and Well # 2.  The result was to expand the collection base for these Other receivables from working interest owners, and, as a result, there were no increases in Other Receivables between year-end 2015 and 2016.

Securities and Exchange Commission

Note 16-Change In Estimate
25.
We note that you changed the process by which you analyze the collectability of your other receivables, mainly from direct working interest investors.  Please tell us and enhance your disclosure to more clearly describe the change, and how it differs from the previously employed method.

Response:   We revised the disclosure in Note 16 as follows:
Prior to 2016, if a working interest investor owed the Company for operating expenses on a well, the Company would analyze collectability of the debt based on whether the receivable could be collected from future expected reserves (and revenue) from that well.  In 2016, the Company began to collect receivables from working investors for operating expenses based on the investor’s entire portfolio of working interests and reserves, which expanded the assets on which the Company could collect the receivables and reduced the amount of doubtful accounts from working interest owners for operating expenses.
Consolidated Financial Statements of Matrix Oil Management Corporation
Note 3-Acquisition of Certain Oil and Gas Properties
26.
We note you disclose that you acquired a 50% working interest in the Sansinena Oil Field and East LA Field for $10.1 million.  However, on page 57 you state the purchase price was $20 million.  Please resolve this inconsistency.  In addition, please comply fully with the applicable disclosure requirements outlined in FASB ASC 805-10-50-1 and 50-2, 805-20-50-1 and 805-30-50-1 as your current disclosures relating to this business combination are incomplete.

Response:  See page 57.  We corrected the reference in the text to state that the purchase price Matrix’s interest in the Sansinena and East LA Fields was $10.1 million.
Supplemental Information about Oil and Gas Producing Activities (Unaudited)
27.
The disclosure on page F-52 appears to indicate that certain reserves relating to interests that are individually immaterial have been excluded from Matrix’s engineering studies.  Please tell us if the related net reserve quantities were excluded from the reserve figures presented on page F-53 and if so, were material in comparison to the total net quantities of reserves for the periods ending December 31, 2016, 2015 or 2014.

Response:  The excluded interests were immaterial quantities from wells which produced less than one barrel per day.  They were not material in comparison to total net quantities of reserves for the periods ending December 31, 2016, 2015 or 2014.

Securities and Exchange Commission

28.
We note disclosure on page F-52 which states “the information below on our natural gas and oil reserves is presented in accordance with regulation prescribed by the SEC, with guidelines established by the Society of Petroleum Engineers’ Petroleum Resource Management System.”  Please tell us what reliance you have placed upon guidance other than the definitions and requirements identified under (i) Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 and (ii) the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas in the preparation of the estimates of reserves disclosed on page F-53.

Response:  See page F-63. We deleted the language underlined in comment 28.  The referenced guidelines are the same as the SEC’s guidance, and the deleted language did not add anything to the disclosure.
Changes in Estimated Reserve Quantities
29.	Please correct the apparent typographical error in the line item header relating to the disclosure of proved undeveloped reserves in the tabular summary presented on page F-53.
Response: See page F-64.  We corrected the typo.
Historic Development Costs for Proved Reserves
30.
The discussion accompanying the tabular summary of the development costs indicates these costs were incurred to drill and develop Matrix’s reserves.  However, the description of these costs appears to be inconsistent with disclosure provided elsewhere.  For example, the disclosure provided on page 131 indicates that during 2016 no proved undeveloped reserves were converted to developed status and the disclosure provided on page 134 indicates that no wells were drilled during 2016 or 2015.  Please tell us and expand your disclosure to explain the activities represented by the development costs disclosed in the table on page F-55.

Response:  The costs reported in the summary of development costs is accurate, but these costs were due to non-drilling costs of development, including pre-drilling costs incurred for permitting and regulatory compliance, as well as for capital workovers.  We added the following statement under the table on proved undeveloped reserves on page F-66:
During 2016, Matrix did not conduct drilling activities on its proved undeveloped reserves; however, Matrix did incur development costs due to non-drilling costs of development, including pre-drilling costs incurred for permitting and regulatory compliance, as well as for capital workovers.
Exhibits
31.
Your auditor has consented to the use in this registration statement of its report dated March 14, 2016 related to the consolidated financial statements of Royale Energy, Inc.  However, the audit report on page F-2 is dated March 31, 2017.  Please have your auditor revise its consent to reference the appropriate date of its audit report.

Response:  The exhibits to Amendment No. 2 include a corrected consent.

Securities and Exchange Commission

32.
You state in the proxy statement/prospectus that the merger proposal is conditioned on the approval of the exchange transactions proposals.  However, based on the Royale Energy proxy card you filed as Exhibit 99.12, it is not clear that the merger proposal is conditioned on the approval of these proposals.  Please revise the proxy card accordingly.

Response:  We added the following Note on the proxy card immediately after Item 3:

NOTE:  Consummation of the merger contemplated by the Merger Agreement is conditioned upon shareholders also approving the exchange proposals listed in Item 2 and the issuance of Series B Preferred Stock listed in Item 3.  If shareholders to do not approve all of Items 1, 2 and 3, the Merger Agreement will not be consummated, regardless of whether any of items 1, 2 and 3 are adopted individually.

We trust that the foregoing information adequately responds to your comments.  If you have additional questions or comments, please contact me at 512.499.3626 (email lee.polson@strasburger.com).
Very truly yours,

/s/ Lee Polson
Strasburger & Price, LLP